

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

November 24, 2008

Mr. Mario Cesar Pereira de Araujo
Chief Executive Officer
TIM Participações S.A.
Avenida das Americas, 3.434-7° andar
22640-102 Rio de Janiero, RJ, Brazil

> **Re**:   **TIM Participações S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed June 3, 2008**
> **File No. 1-14491**

Dear Mr. De Araujo:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director